UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission file number: 333-126031

ROBCOR PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Florida	20-3215854
(State of Incorporation)	(IRS Employer ID No.)

Robcor Properties, Inc.

2005 Eastpark Blvd.

Cranbury, New Jersey  08512-2315

(Address of Principal Executive Offices)

(609) 860-1500

(Registrant’s Telephone Number, Including Area Code)

12890 Hilltop Road

Argyle, Texas 76226

(Former name or former address, if changed since last report)

INTRODUCTION

This Information Statement (this “Information Statement”) is being mailed on or about March 16, 2007 to the holders of record at the close of business on March 9, 2007 (the “Record Date”) of common stock, no par value (“Common Stock”) of Robcor Properties, Inc., a Florida corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Merger Agreement, dated as of March 12, 2007, by and among Redpoint Bio Corporation, a Delaware corporation (“Redpoint”), on the one hand, and the Company, Robcor Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), Robcor, LLC, a Kentucky limited liability company and wholly-owned subsidiary of the Company (“Robcor, LLC”) and Halter Financial Investments, L.P., a Texas limited partnership, and Michael Heitz, as stockholders of the Company, on the other hand (the “Merger Agreement”).  The transactions contemplated by the Merger Agreement were consummated on March 12, 2007 (the “Closing” or the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K that was filed on March 13, 2007.

The former principal executive offices of the Company were located at 12890 Hilltop Road, Argyle, Texas 76226.  After completion of the transactions contemplated by the Merger Agreement, our corporate headquarters and principal executive offices are located at 2005 Eastpark Blvd., Cranbury, New Jersey 08512-3515.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

Pursuant to the Merger Agreement, on the Closing Date, Merger Sub merged with and into Redpoint (the “Merger”), with Redpoint being the surviving corporation and becoming a wholly-owned subsidiary of the Company, and the outstanding shares of capital stock, convertible notes and certain warrants to purchase capital stock of Redpoint were converted into an aggregate of 35,073,259 shares of Common Stock of the Company in accordance with the Delaware General Corporation Law (the “DGCL”) on the terms and conditions as set forth in the Merger Agreement.

Additionally, on the Closing Date, the Company cancelled and extinguished 1,150,000 shares of Common Stock held by our stockholder Mr. Michael Heitz in exchange for the transfer to Mr. Heitz, simultaneous with the Closing, of the Company’s membership interest in Robcor, LLC held prior to the Closing Date.

Contemporaneously with the Merger, Redpoint and the Company completed a private offering (the “Offering”) of an aggregate of 24,729,060 shares of Common Stock at a price of $0.81 per share, together with three-year warrants to buy 25% of the number of shares of Common Stock purchased at a cash exercise price of $1.35 per share (the “Investor Warrants”).  Upon the completion of the Merger and the close of the Offering, the Company has a total of 62,584,328 shares of Common Stock issued and outstanding, and the former stockholders of Redpoint and the investors in the Offering hold in the aggregate approximately 97.8% of such outstanding shares of Common Stock.  The consummation of the transactions contemplated by the Merger Agreement resulted in a change of control of the Company.

On the Closing Date, Mr. Timothy P. Halter, as the sole director of the Company, appointed Dr. F. Raymond Salemme, Ph.D. as a director of the Company effective on the Closing Date.  Mr. Halter submitted his resignation from the Board of Directors, which will become effective on the 10th day following the mailing of this Information Statement to the stockholders of the Company (the “Effective Date”).  Upon the resignation of Mr. Halter as a director, Dr. Salemme plans to appoint the directors of Redpoint in office immediately prior to the Closing Date, Mr. Robert Chefitz, Dr. Leif Kjaergaard, Ph.D., Mr. David Patchen and Dr. Philip L. Smith, Ph.D., as new directors of the Company.

VOTING SECURITIES

On the Record Date, 2,541,000 shares of Common Stock were issued and outstanding and the holders thereof are entitled to cast one vote per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock immediately before and after the closing of the transactions contemplated by the Merger Agreement and the Offering by:

•                  each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities;

•                  each current director of the Company;

•                  each of the named executive officers of the Company listed below in the table under the caption “Executive Compensation”; and

•                  all current directors and executive officers as a group.

Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities.  A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Unless otherwise specified, the address of each of the persons set forth below is in care of Redpoint Bio Corporation, 2005 Eastpark Blvd., Cranbury, NJ 08512-3515.

	Before Closing of the Merger Agreement		After Closing of the Merger Agreement
Name and Address of Beneficial Holder	Number of Shares Beneficially Owned(1)	% Common Stock(2)	Number of Shares Beneficially Owned(1)	% Common Stock(3)

Directors and Executive Officers

Timothy P. Halter(4)(5)	1,290,000	50.76%	1,290,000	2.06%
12890 Hill Top Road Argyle,
Texas 76226

F. Raymond Salemme, Ph.D.(5)(6)	-0-	—	1,649,644	2.58%

Susan M. Welsh, M.D., M.B.A.(5)(7)	-0-	—	197,986	*

Scott M. Horvitz(5)(8)	-0-	—	463,315	*

Robert W. Bryant, Ph.D.(5)(9)	-0-	—	191,263	*

Robert Chefitz(5)(10)	-0-	—	4,207,467	6.70%

Leif Kjaergaard, Ph.D. (5)(11)	-0-	—	5,823,786	9.28%

David Patchen(5)(12)	-0-	—	8,273,823	13.18%

Philip L. Smith, Ph.D.(5)(13)	-0-	—	7,985,786	12.65%

All directors and officers as a group (9 persons)	2,490,000	97.99%	30,083,070	47.81%

5% Stockholders(14)

Halter Financial Investments, L.P.(4)	1,290,000	50.76%	1,290,000	2.06%
12890 Hill Top Road Argyle,
Texas 76226

David Brigante(4)	1,290,000	50.76%	1,290,000	2.06%
12890 Hill Top Rd Argyle,
Texas 76226

George Diamond(4)	1,290,000	50.76%	1,290,000	2.06%
12890 Hill Top Road Argyle,
Texas 76226

Marat Rosenberg(4)	1,290,000	50.76%	1,290,000	2.06%
12890 Hill Top Road Argyle,
Texas 76226

Michael Heitz(15)	1,200,000	47.23%	50,000	*
3505 Castlegate Ct
Lexington, Kentucky 40502

Cargill, Incorporated	-0-	—	8,273,823	13.18%

Danisco Venture A/S	-0-	—	5,823,786	9.28%

NJTC Venture Fund, L.P.	-0-	—	4,207,467	6.70%

RK Ventures Group, LLC	-0-	—	3,987,732	6.37%

S.R. One, Limited	-0-	—	7,985,786	12.65%

*                    Less than 1%

(1)             Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of the Company’s stock.

(2)             Based on 2,541,000 shares of Common Stock issued and outstanding as of the Record Date and as of the Closing Date.  There are no shares of preferred stock issued and outstanding.  As of the Record Date and as of the Closing Date, we had no outstanding stock options or warrants.

(3)             Based on 62,584,328 shares of Common Stock issued and outstanding following the completion of the Merger and the close of the Offering.

(4)             Includes 645,000 shares of Common Stock owned by Halter Financial Investments, L.P., or HFI, and 645,000 shares of Common Stock owned by Halter Financial Group, L.P., or HFG.  HFI is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company, is the sole general partner.  The limited partners of HFI are: (i) TPH Capital, L.P., a Texas limited partnership, of which TPH Capital GP, LLC, a Texas limited liability company, is the general partner, of which Timothy P. Halter is the sole member; (ii) Bellfield Capital, L.P., a Texas limited partnership, of which Bellfield Capital Management, LLC, a Texas limited liability company, is the sole general partner, of which David Brigante is the sole member; (iii) Colhurst Capital LP, a Texas limited partnership, of which Colhurst Capital GP, LLC, a Texas limited liability company, is the general partner, of which George L. Diamond is the sole member; and (iv) Rivergreen Capital, LLC, a Texas limited liability company, of which Marat Rosenberg is the sole member.  HFG is a Texas limited partnership of which Halter Financial Group GP, LLC, a Texas limited liability company, is the sole general partner.  The limited partners of HFG are: (i) TPH Capital, L.P., a Texas limited partnership, of which TPH Capital GP, LLC, a Texas limited liability company, is the general partner, of which Timothy P. Halter is the sole member; (ii) Bellfield Capital, L.P., a Texas limited partnership, of which Bellfield Capital Management, LLC, a Texas limited liability company, is the sole general partner, of which David Brigante is the sole member; (iii) Colhurst Capital LP, a Texas limited partnership, of which Colhurst Capital GP, LLC, a Texas limited liability company, is the general partner, of which George L. Diamond is the sole member; and (iv) Rivergreen Capital, LLC, a Texas limited liability company, of which Marat Rosenberg is the sole member.  As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI and HFG.  Beneficial and percentage ownership information is based on information contained in Schedule 13D filed with the SEC on May 10, 2006 by the Company on behalf of the foregoing persons.

(5)             Mr. Timothy P. Halter has submitted a letter of resignation from the Company’s Board of Directors, which will become effective on the Effective Date.  Effective on the Closing Date, Dr. F. Raymond Salemme, Ph.D. has been appointed Chief Executive Officer and Director, Ms. Susan M. Welsh, M.D., M.B.A., has been appointed President, Mr. Scott M. Horvitz has been appointed Chief Financial Officer, Treasurer and Secretary, and Dr. Robert W. Bryant, Ph.D. has been appointed Vice President — Discovery Research.  Messrs. Robert Chefitz, Leif Kjaergaard, Ph.D., David Patchen and Philip L. Smith, Ph.D. will each be appointed as a director to be effective ten days after the delivery of this Information Statement to our stockholders.

      (6)  Includes 352,353 shares of Common Stock and 1,297,291 shares underlying options that are exercisable within 60 days of March 12, 2007.

      (7)  Consists of 197,986 shares underlying options that are exercisable within 60 days of March 12, 2007.

      (8)  Consists of 463,315 shares underlying options that are exercisable within 60 days of March 12, 2007.

      (9)  Consists of 191,263 shares underlying options that are exercisable within 60 days of March 12, 2007.

(10)  Includes 3,997,118 shares of Common Stock and 210,349 Investor Warrants owned by NJTC Venture Fund SBIC, L.P.  The reporting person is a General Partner of NJTC Venture Fund SBIC, L.P. and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(11)  Includes 5,643,143 shares of Common Stock and 180,643 Investor Warrants owned by Danisco Venture A/S.  The reporting person is the Chief Technology Officer and a member of the executive committee at Danisco A/S and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(12)  Includes 8,063,474 shares of Common Stock and 210,349 Investor Warrants owned by Cargill, Incorporated. The reporting person is the Managing Director of the Emerging Business Accelerator of Cargill, Incorporated and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(13)  Includes 7,456,899 shares of Common Stock and 528,887 Investor Warrants owned by S.R. One, Limited. The reporting person is a General Partner of S.R. One, Limited and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(14)  Total numbers of shares includes Common Stock held by entities affiliated with directors and executive officers.

(15)  On the Closing Date, the Company cancelled and extinguished 1,150,000 shares of Common Stock held by Mr. Michael Heitz in exchange for the transfer to Mr. Heitz, simultaneous with the Closing, of the Company’s membership interest in Robcor, LLC held prior to the Closing Date.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, Mr. Timothy P. Halter, as the sole director of the Company, appointed Dr. F. Raymond Salemme, Ph.D., the Chief Executive Officer of Redpoint, to the Board of Directors.  On the Closing Date, Mr. Timothy P. Halter submitted his resignation from the Board of Directors.  Mr. Halter’s resignation will be effective on the Effective Date.  Upon the resignation of Mr. Halter as a director, Dr. Salemme plans to appoint the directors of Redpoint in office immediately prior to the Closing Date, Mr. Robert Chefitz, Dr. Leif Kjaergaard, Ph.D., Mr. David Patchen and Dr. Philip L. Smith, Ph.D., as new directors of the Company.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Merger Agreement, the Board of Directors consisted of Mr. Timothy P. Halter, who was elected to serve until his successor was duly elected and qualified or until the next annual meeting of the Company’s stockholders.  Dr. F. Raymond Salemme, Ph.D. was appointed as a director of the Company, effective as of the Closing Date.  Mr. Halter has submitted a letter of resignation from the Company’s Board of Directors which will become effective on the Effective Date.  Upon the resignation of Mr. Halter as a director, Dr. Salemme plans to appoint the directors of Redpoint in office immediately prior to the Closing Date, Mr. Robert Chefitz, Dr. Leif Kjaergaard, Ph.D., Mr. David Patchen and Dr. Philip L. Smith, Ph.D., as new directors of the Company.

On the Closing Date, all officers of the Company resigned effective immediately, including Mr. Michael Heitz who resigned as Executive Vice President of the Company and Mr. Halter who resigned as Chief Executive Officer, President, Chief Financial Officer and Secretary of the Company.  Upon the resignations of Mr. Heitz and Mr. Halter as officers of Company, the officers of Redpoint in office immediately prior to the Closing Date were appointed as officers of the Company and will serve as the officers of the Company until their successors are duly elected or appointed and qualified.

The names of the current officers and directors of the Company and the incoming directors, as well as certain information about them are set forth below:

Name	Age	Position

Timothy P. Halter	40	Director(1)

F. Raymond Salemme, Ph.D.	61	Chief Executive Officer and Director(2)

Susan M. Welsh, M.D., M.B.A.	52	President

Scott M. Horvitz	48	Chief Financial Officer, Treasurer and Secretary

Robert W. Bryant, Ph.D.	62	Vice President — Discovery Research

Robert Chefitz	47	Director(3)

Leif Kjaergaard, Ph.D.	60	Director(3)

David Patchen	53	Director(3)

Philip L. Smith, Ph.D.	57	Director(3)

(1)             Current director until the Effective Date.

(2)             Incoming director, effective on the Closing Date.

(3)             Upon the effectiveness of the resignation of Mr. Halter as a director, Dr. Salemme plans to appoint the directors of Redpoint in office immediately prior to the Closing Date, Mr. Robert Chefitz, Dr. Leif Kjaergaard, Ph.D., Mr. David Patchen and Dr. Philip L. Smith, Ph.D., as new directors of the Company.

Timothy P. Halter.  Mr. Halter has been the Company’s President, Chief Executive Officer and sole director since May 2006.  On March 12, 2007, Mr. Halter resigned from all offices he held with the Company.  On the same date, Mr. Halter submitted his resignation as the Company’s director, which will become effective on the Effective Date.  Since 1995, Mr. Halter has been the president and the sole stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance, which we refer to as HFI.  In September 2005, Mr. Halter and other minority partners formed HFI.  HFI conducts no business operations.  Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (NASDAQ:  DXPE), and is an officer and director of Point Acquisition Corporation, a Nevada corporation; Nevstar Corporation, a Nevada corporation; Concept Ventures Corporation, a Nevada corporation; BTHC VI, Inc., BTHC VII, Inc., BTHC VIII, Inc., and BTHC X, Inc., each a Delaware corporation.

F. Raymond Salemme, Ph.D.  Dr. Ray Salemme became the Company’s Chief Executive Officer and director on March 12, 2007.  Dr. Salemme has been the Chief Executive Officer of the Company’s wholly-owned subsidiary, Redpoint, since June 2004.  From April 2003 to December 2003, Dr. Salemme was employed by Johnson & Johnson Pharmaceuticals as a consultant to assist management with the acquisition of 3-Dimensional Pharmaceuticals, Inc., or 3DP, a publicly traded biotechnology company founded in 1993, and acquired by Johnson & Johnson in 2003.  Dr. Salemme was the founder of 3DP, and from February 1993 to April 2003 Dr. Salemme served in various positions at 3DP, including President and Chief Scientific Officer.  Dr. Salemme established and directed the technical, operating, business and financing strategies leading to 3DP’s initial public offering in 2000, and was co-inventor on 24 of 3DP’s key technology patents.  Prior to 3DP, Dr. Salemme directed research groups for biophysics, computational chemistry, and structure-based drug design at Sterling Winthrop Pharmaceuticals and DuPont Merck Pharmaceuticals.  Prior to DuPont Merck, he worked at DuPont Central Research, where he directed molecular design teams involved in the discovery of new pharmaceuticals, agrochemicals, and engineered biopolymers.  Dr. Salemme joined DuPont from Genex Corporation, one of the first biotechnology companies, where he pioneered the use of X-ray crystallography and computer-aided molecular design for engineering proteins with novel or enhanced functional properties.  Prior to Genex, Dr. Salemme was Professor of Chemistry and Biochemistry at the University of Arizona, where he worked in the area of structural proteomics and determined the 3D X-ray structures of several proteins involved in biological electron transfer.  Dr. Salemme holds a B.A. in Molecular Biophysics from Yale University and a Ph.D. in Chemistry from the University of California at San Diego. Dr. Salemme participates in advisory committees at National Institutes of Health, and is a Board member at Gene Network Sciences, a systems biology company.

Susan M. Welsh, M.D., M.B.A.  Dr. Susan Welsh became the Company’s President on March 12, 2007.  Dr. Welsh joined Redpoint as President in January 2006.  She is responsible for Redpoint’s pharmaceutical product development efforts and its business development strategy and execution.  Prior to joining Redpoint, from March 2004 to October 2005, Dr. Welsh was Group Vice President, Global Project Management at Schering-Plough, where she was responsible for all aspects of global project management and the R&D licensing function.  She also served as a member of Schering-Plough’s Pharmaceutical Leadership Board and Licensing Advisory Board.  From November 2000 to October 2003, Dr. Welsh was Vice President of Strategic Customer Alliances at Johnson & Johnson.  Prior to Johnson & Johnson, Dr. Welsh held senior business and pharmaceutical development positions at Pharmacia, Monsanto, Alza, and SmithKline Beecham.  During her career, Dr. Welsh has spent nearly 20 years in the management of global pharmaceutical product development and commercialization, marketing, and business development.  Prior to joining the pharmaceutical industry, Dr. Welsh served as a commissioned officer in the Royal Air Force, where she ran acute and ambulatory care units throughout the world.  Dr. Welsh holds a Bachelor of Science in Psychology, and a medical degree (MBChB in Medicine and Surgery) from the University of Leeds, United Kingdom, an M.B.A. from the University of California at Berkeley, and a Master’s of Information Management from Washington University,

St. Louis.  She is a Fellow of the Faculty of Pharmaceutical Medicine of the Royal Colleges of Physicians, U.K., a Member of the Royal College of General Practitioners, a Member of the Royal College of Psychiatrists, and a Diplomate of the Royal College of Obstetricians and Gynecologists. She also serves as a member of the National Council, School of Engineering and Applied Science at Washington University in St. Louis.

Scott M. Horvitz.  Mr. Horvitz became the Company’s Chief Financial Officer, Treasurer and Secretary on March 12, 2007.  Mr. Horvitz has been Redpoint’s Chief Financial Officer, Corporate Secretary and Treasurer since July 2004.  Mr. Horvitz has approximately 25 years of experience in accounting and financial management of biotechnology companies, including the management of initial public offerings with his two previous companies.  Prior to becoming Chief Financial Officer of Redpoint, Mr. Horvitz was a consultant to Redpoint from August 2003 to June 2004.  Previously, Mr. Horvitz co-founded 3-Dimensional Pharmaceuticals, Inc. where he worked from September 1993 until its acquisition by Johnson & Johnson in July 2003, most recently serving as its Chief Financial Officer and Corporate Secretary and Treasurer.  Prior to 3DP, Mr. Horvitz was the Executive Director of Finance and Human Resources with Magainin Pharmaceuticals (now called Genaera Corp).  Mr. Horvitz holds a B.S. in Accounting from the University at Albany and is a Certified Public Accountant. He serves on the Board of Directors on Protez Pharmaceuticals, Inc. and is the Chairman of its Audit Committee.

Robert W. Bryant, Ph.D.  Dr. Bryant became the Company’s Vice President of Discovery Research on March 12, 2007.  Dr. Bryant has served as Redpoint’s Vice President of Discovery Research since April 2004 and has more than two decades of industrial experience.  Prior to joining Redpoint, Dr. Bryant was with Schering Plough Pharmaceuticals from March 1983 to December 2003.  Dr. Bryant spent 13 years directing research, assay design and assay implementation for high throughput screening (HTS) in the New Leads Discovery and Allergy-Inflammation departments at the Schering-Plough Research Institute.  Dr. Bryant’s groups developed more than 150 HTS assays for drug discovery programs at Schering and were responsible for the adoption and implementation of numerous advanced HTS technologies.  Prior to Schering, Dr. Bryant served as an Associate Professor of Biochemistry at the George Washington University Medical School in Washington, D.C.  He obtained a postdoctoral fellowship in natural product biosynthesis at the University of Pittsburgh, a Ph.D. in Biochemistry at Florida State University and a B.S. in Polymer Chemistry at the SUNY College of Environmental Science and Forestry at Syracuse University.  He has 46 major publications and has presented at numerous national and international meetings.

Robert Chefitz.  Since April 2002, Mr. Robert Chefitz has been a General Partner of NJTC Venture Fund, SBIC, L.P., a private venture capital firm based in New Jersey that is a lead investor in seed and early stage companies in the region.  Prior to joining the NJTC Venture Fund, from February 1987 to October 2001, Mr. Chefitz was a partner at Apax Partners based in New York. Prior to Apax Partners, Mr. Chefitz was employed as an investment professional with Golder Thoma Cressey in Chicago. Mr. Chefitz is a past president of the New York Venture Association. Mr. Chefitz holds a B.A. in History from Northwestern University and a M.B.A. from Columbia University. In addition to Redpoint, Mr. Chefitz serves as a director on the boards at CebaTech, Inc., Cold Spring Capital Inc., Cylex Inc., Game Trust, Hycrete Technologies, LLC, RightAnswers, Inc. Mr. Chefitz has been a director of Redpoint since 2003.

Leif Kjaergaard, Ph.D.  Since 2006, Dr. Leif Kjaergaard has been the Chief Technology Officer and a member of the executive committee at Danisco A/S, an international food ingredients and biotechnology company based in Denmark.  Dr. Kjaergaard is responsible for new technology ventures and business development throughout Danisco.  From 2002 to 2006, Dr. Kjaergaard was Senior Vice Preisdent of Dansico, and, from 1993 to 2002, he served as Executive Vice President and Department President of Danisco Cultor (formerly Danisco Ingredients).  Dr. Kjaergaard has a M.Sc. in Chemical Engineering and a Ph.D. in Biotechnology from the Technical University of Denmark.  In addition to his daily activities in Danisco, Dr. Kjaergaard is a member of the European Research Advisory Board, President elect of the Board of European Industrial Research Managers Association, and a member of the Advisory Council on Research Policy in Denmark.  He also serves as deputy chairman of the independent company BHJ in Denmark, is a member of the board of the Danish Investment Fund (Dansk Innovationsinvestering), and a board member of Direvo Biotech (Germany).  Dr. Kjaergaard has been a director of Redpoint since 2006.

David Patchen.  Since March 2004, Mr. David Patchen has been the Managing Director of the Emerging Business Accelerator of Cargill, Incorporated.  The Emerging Business Accelerator invests in new business opportunities that have the potential to become new business units for Cargill.  Mr. Patchen is also currently Vice President, Emerging Business Accelerator, of Cargill, Incorporated.  Prior to his present position, from November 2001 to March 2004, Mr. Patchen was a Managing Director of Cargill Ventures.  He holds a B.A. in Political Science from Brown University and an M.B.A. from New York University in International Finance. In addition to Redpoint, Mr. Patchen serves on the board of directors of Ecovation, Inc. and NutriJoy, Inc.  Mr. Patchen has been a director of Redpoint since 2003.

Philip L. Smith, Ph.D.  Since June 2002, Dr. Philip L. Smith has been a General Partner at S.R. One, Limited, a corporate venture capital fund of GlaxoSmithKline.  Dr. Smith specializes in investing in companies involved in drug delivery and pharmaceutical product development.  Prior to his present position, from 2001 to June 2002, Dr. Smith was the Director of Drug Delivery at GlaxoSmithKline Pharmaceuticals.  Dr. Smith holds a B.A. in Chemistry from the University of Maine and a Ph.D. in Medicinal Chemistry/Pharmacology from Northeastern University.  In addition to Redpoint, Dr. Smith serves on the board of directors of Avantium, Cydex, Inc., Onyvax Ltd., Trinity Biosystems, Inc. and OctoPlus N.V.  Dr. Smith also serves as an observer on the board of Scynexis, is on the Corporate Venture Group Advisory Board of the National Venture Capital Association, and is a member of the Board of the Mid-Atlantic Capital Alliance.  Dr. Smith has been a director of Redpoint since 2004.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.  To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company

Except with respect to the Merger Agreement and as described below, none of the Company’s directors or officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party.  None of the Company’s directors or officers is indebted to the Company.

On May 9, 2006, HFI, Mr. Heitz and the Company entered into a Put Option Agreement providing that Mr. Heitz may require HFI to purchase up to 50,000 shares of the Common Stock of the Company at a price per share of $3.00 at any time during the period of time commencing January 2007 and ending six months after the Company’s completion of a transaction whereby the Company acquires operating control, or substantially all of the assets, of a privately held corporation generating revenues as reported in financial statements audited in conformity with accounting practices generally accepted in the United States.  In addition, under the terms of the Put Option Agreement and pursuant to the terms of the Merger Agreement, immediately following the closing of the Merger, Mr. Heitz delivered to the Company 1,150,000 shares of Common Stock of the Company, and, in exchange, the Company distributed its entire membership interest in Robcor, LLC to Mr. Heitz.  Under the Merger Agreement, Mr. Heitz assumed all of the pre-closing liabilities of Robcor, LLC of any kind whatsoever immediately following the closing of the Merger.

Redpoint Bio Corporation

The following is a description of transactions since Redpoint’s inception to which Redpoint have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of Redpoint’s directors, executive officers or holders of more than 5% of Redpoint’s capital stock had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described under “Employment Contracts, Termination of Employment and Change of Control Arrangements”.  Redpoint believes the terms obtained or consideration that Redpoint paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Preferred Stock Financing Transactions

Redpoint closed its Series A financing in November 2004 and raised a total of $13.5 million.  As part of the Series A financing, Redpoint entered into a Series A convertible preferred stock purchase agreement, dated November 10, 2003, with NJTC Venture Fund SBIC, L.P., Cargill, Incorporated, Danisco Venture A/S, S.R. One, Ltd, E. I. du Pont de Nemours and Company, Aperture Capital, LP, RK Ventures Group, LLC, and other investors.  At the initial closing under the Series A purchase agreement in November 2003, Redpoint sold 1,671,582 shares of Series A convertible preferred stock at a purchase price of $2.10 per share, or Series A Preferred Stock, and 236,987 shares of junior convertible preferred shares at a purchase price of $2.10 per share.  In December 2003, Redpoint sold 238,095 shares of Series A Preferred Stock to S.R. One, Ltd.  In a subsequent closing under the Series A purchase agreement in May 2004, Redpoint sold 2,259,256 shares of Series A Preferred Stock at a purchase price of $2.10 per share.  In the final closing under the Series A purchase agreement in November 2004, Redpoint sold 2,275,902 shares of Series A Preferred Stock at a purchase price of $2.10 per share.  Of the 6,444,835 shares of Series A Preferred Stock sold by Redpoint, a total of 6,350,777 shares were sold to Redpoint’s executive officers, directors and greater than 5% stockholders, and persons associated with them.

Under Redpoint’s investor rights agreement entered into in connection with the Series A financing, some of Redpoint’s stockholders are entitled to registration rights.  Further, under Redpoint’s stockholders agreement in connection with the Series A financing, Redpoint agreed with certain stockholders to restrictions on the issuance and transfer of shares of Redpoint’s capital stock, and to voting rights relating to the election of directors, all of which restrictions and voting rights are not applicable to, and have terminated upon the closing of, the Offering.

The holders of the Redpoint Series A Preferred Stock and Redpoint Junior Preferred Stock agreed to convert their securities into an aggregate of 22,774,949 shares of Common Stock (including all accrued dividends through the Closing Date) upon the closing of the Offering.  In addition, such holders have agreed to waive their anti-dilution and registration rights under their investor rights agreement, which agreement has been terminated upon consummation of the Offering, and enter into a separate registration rights agreement.

Stock Redemption Agreement

In January 2003, Redpoint entered into a stock redemption agreement with a former officer requiring Redpoint to make aggregate payments of $275,000 for the repurchase of shares of Redpoint common stock.  In November 2003, Redpoint repurchased 243,804 shares of Redpoint common stock in accordance with the stock redemption agreement, which specified that the former officer was to retain a 3% ownership interest in Redpoint upon the closing of the Series A financing, subject to certain dilution protections and certain conditions.  As of December 31, 2005, the amount due to the former officer was repaid.

License Agreement with Mount Sinai School of Medicine of New York University

Redpoint has licensed the rights to certain patents and pending patents in the area of taste receptors and taste inhibitors from Mount Sinai School of Medicine, a stockholder of Redpoint.  On April 2, 2002, Redpoint entered into an amended and restated license agreement with Mount Sinai School of Medicine of New York University, effective as of April 2, 2002, pursuant to which Mount Sinai School of Medicine granted Redpoint a license to use, sell or otherwise commercialize the products covered by certain patents and pending patents in the area of taste receptors and taste inhibitors.  Mount Sinai School of Medicine has certain U.S. and foreign patents pending relating to the portfolio of taste receptor and taste inhibitors developed by Dr. Robert Margolskee while he was an investigator at the Howard Hughes Medical Institute.

Under the amended license agreement, Redpoint paid to Mount Sinai School of Medicine a payment of $130,000.  In addition, Redpoint is required to pay royalties on future sales, if any, of certain products covered by the license agreement.  Commencing in July 2004, Redpoint is obligated to pay a minimum annual fee, creditable against royalties, of $25,000 to Mount Sinai School of Medicine through the expiration of the last-to-expire patent application or patent.  At the close of the Offering, Mount Sinai School of Medicine will own 982,575 shares of Common Stock.

The term of the license agreement continues until the last patent application and patent expires.  Redpoint estimates the term of the license agreement to be through December 2019.  The license agreement may be terminated by either party for cause.

Agreement with Robert F. Margolskee

In connection with Redpoint’s Series A financing, on May 26, 2004, Redpoint entered into the Second Amendment to the Transfer Agreement with Robert F. Margolskee, M.D., Ph.D., Redpoint’s founder and Chairman of Redpoint’s Scientific Advisory Board, and Justin M. Margolskee, as custodian for each of Alison J. Margolskee, Andrew J. Margolskee and Daniel P. Margolskee. Under the Second Amendment to the Transfer Agreement, Redpoint agreed that Dr. Margolskee will be entitled to anti-dilution protection for any securities issued that result in proceeds to Redpoint up to an aggregate of $40 million, whether or not such securities are part of the same financing in which the threshold is met.  Pursuant to such contractual anti-dilution provisions as a result of the Offering, the conversion of certain outstanding securities and the purchase by Dr. Margolskee of shares of Common Stock in the Offering, Dr. Margolskee and affiliates of Dr. Margolskee received an aggregate of 3,539,880 shares of Common Stock and 15,301 Investor Warrants.  Dr. Margolskee’s anti-dilution protection terminated upon completion of the Offering.

Redpoint entered into a consulting agreement with Dr. Margolskee in November 1997, which was subsequently amended in October 2001 and November 2003, under which Dr. Margolskee will provide professional services and serve as the Chairman of Redpoint’s Scientific Advisory Board.  Under this amended consulting agreement, Redpoint pays Dr. Margolskee $1,600 per day for consulting services.  In 2005, Redpoint paid Dr. Margolskee $28,735 for services performed in 2005, and in 2004, Redpoint paid Dr. Margolskee $37,225 for services performed in 2004 and $100,260 for services performed in 2002 to 2003.

 Advisory Agreement

Prior to the consummation of the Merger, Redpoint entered into an advisory agreement with Halter Financial Group, L.P., or Halter.  Under the advisory agreement, Halter provided certain advisory and consulting services related to the Merger as specifically enumerated in the advisory agreement in return for $350,000 to be paid on the Closing Date.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions nor does the Company have an audit committee financial expert, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee or have an audit committee financial expert.  In addition, given the Company’s operations, we did not believe that the establishment of such committees is necessary as the functions typically served by such committees could be adequately undertaken by our then sole director Mr. Timothy P. Halter.  However, new management of the Company plans to form an audit, compensation and nominating committee in the near future.  In addition, upon formation of the audit committee, new management of the Company plans to have at least one audit committee financial expert serving on its audit committee.

The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls.  The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers.  The Company envisions that the nominating committee will be primarily responsible for identifying qualified individuals to become members of the Board of Directors, and selecting the director nominees to be presented for election at each of the Company’s annual meeting of stockholders.  Until these committees are established, these decisions will continue to be made by the full Board of Directors.  Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter, compensation committee charter or a charter governing the nominating process.  The members of the Board of Directors who perform the functions of a nominating committee are not independent because they are also officers of the Company.  The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers.

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors.  The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.  However, new management of the Company plans to adopt a specific nominating policy in the near future.

During fiscal year 2006, the Board of Directors did not meet, and acted by consent in lieu of meeting on four occasions.  The Company did not hold an annual meeting in 2006.  We do not have a formal policy regarding attendance at duly called meetings of the Board of Directors.

At the present time we do not have an established procedure by which stockholders can send communications to the Board of Directors because prior to the closing of the Merger, we did not believe such a procedure was necessary given the nature of our operations and the small number of stockholders of our outstanding shares of Common Stock.  However, new management of the Company plans to establish procedures by which stockholders can send communications to the Board of Directors in the near future.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to Timothy P. Halter, the Company’s former Chief Executive Officer, President, Chief Financial Officer and Secretary, Michael Heitz, the Company’s former Executive Vice President, F. Raymond Salemme, Ph.D., the Company’s current Chief Executive Officer, Susan M. Welsh, M.D., M.B.A., the Company’s current President, Scott M. Horvitz, the Company’s current Chief Financial Officer, and Robert W. Bryant, Ph.D., the Company’s current Vice President — Discovery Research, for services rendered in all capacities during the noted periods.  No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Non- qualified Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)(2)		Total ($)
Timothy P. Halter,	2006	-0-		-0-		-0-	-0-		-0-	-0-	-0-		-0-
Chief Executive	2005	-0-		-0-		-0-	-0-		-0-	-0-	-0-		-0-
Officer, President,	2004	-0-		-0-		-0-	-0-		-0-	-0-	-0-		-0-
Chief Financial
Officer and
Secretary(3)

Michael Heitz,	2006	-0-		-0-		-0-	-0-		-0-	-0-	-0-		-0-
Executive Vice	2005	-0-		-0-		-0-	-0-		-0-	-0-	-0-		-0-
President(4)	2004	-0-		-0-		-0-	-0-		-0-	-0-	-0-		-0-

Dr. F Raymond	2006	300,000		120,000	(6)	-0-	-0-		-0-	-0-	-0-		300,000
Salemme,	2005	300,000		120,000	(7)	-0-	-0-		-0-	-0-	-0-		420,000
Chief Executive	2004	175,900		70,000		-0-	-0-	(8)	-0-	-0-	-0-		245,900
Officer(5)

Dr. Susan M.	2006	258,917	(10)	78,000	(6)	-0-	60,564		-0-	-0-	1,800		321,281
Welsh,	2005	-0-		-0-		-0-	-0-		-0-	-0-	-0-		-0-
President(9)	2004	-0-		-0-		-0-	-0-		-0-	-0-	-0-		-0-

Scott M. Horvitz	2006	220,973		66,292	(6)	-0-	-0-		-0-	-0-	-0-		220,973
Chief Financial	2005	207,000		62,100	(12)	-0-	-0-		-0-	-0-	-0-		269,100
Officer(11)	2004	103,500		31,000		-0-	-0-	(13)	-0-	-0-	106,250	(14)	240,750

Dr. Robert W.	2006	186,813		46,703	(6)	-0-	-0-		-0-	-0-	-0-		186,813
Bryant	2005	175,000		43,750	(12)	-0-	-0-	(16)	-0-	-0-	-0-		218,750
Vice President —	2004	131,168		26,000		-0-	-0-	(17)	-0-	-0-	-0-		157,168
Research
Discovery (15)

(1)                Represents compensation expense recognized in 2006 in accordance with Statement of Financial Accounting Standard 123(R) relating to outstanding option awards and other stock awards.

(2)                In accordance with the current rules of the SEC, other compensation in the form of perquisites and other personal benefits, securities or property have been omitted in those instances where such perquisites and other personal benefits, securities or property constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for the fiscal year.

(3)                Mr. Timothy P. Halter resigned from all offices he held with the Company on the Closing Date.

(4)                Mr. Michael Heitz resigned from all offices he held with the Company on the Closing Date.

(5)                On the Closing Date, in connection with the Merger Agreement, Dr. Salemme became the Chief Executive Officer of the Company.  Prior to the Closing Date, Dr. Salemme served at Redpoint as Chief Executive Officer.  The compensation shown in this table includes the amount Dr. Salemme received from Redpoint prior to the consummation of the Merger Agreement.

(6)                The actual amount of cash bonus to be paid to each of Dr. Salemme, Dr. Welsh, Mr. Horvitz and Dr. Bryant for 2006 remains to be determined by Redpoint’s Compensation Committee.  The amounts included in the Summary Compensation Table represent 2006 annual bonus target amounts, which are payable based on the Compensation Committee’s subjective review of both Redpoint and individual performance and the achievement of corporate and individual goals.

(7)                Such amount has not been paid to Dr. Salemme and represents the maximum amount that Dr. Salemme is eligible for under his employment agreement for 2005.  The actual amount of cash bonus to be paid to Dr. Salemme for 2005 remains to be determined by Redpoint’s Compensation Committee.

(8)                In 2004, Redpoint granted options to purchase 639,519 shares of common stock to Dr. Salemme.  The expense related to these awards is not reflected in the option awards column of this Summary Compensation Table because Redpoint had not expensed employee stock options granted prior to January 1, 2006.

(9)                On the Closing Date, in connection with the Merger Agreement, Dr. Welsh became the President of the Company.  Prior to the Closing Date, Dr. Welsh served at Redpoint as President.  The compensation shown in this table includes the amount Dr. Welsh received from Redpoint prior to the consummation of the Merger Agreement.

(10)           Dr. Welsh joined Redpoint as President in January 2006 and currently earns a base salary of $260,000 per year.

(11)           On the Closing Date, in connection with the Merger Agreement, Mr. Horvitz became the Chief Financial Officer, Treasurer and Secretary of the Company.  Prior to the Closing Date, Mr. Horvitz served at Redpoint as Chief Financial Officer.  The compensation shown in this table includes the amount Mr. Horvitz received from Redpoint prior to the consummation of the Merger Agreement.

(12)           The 2005 bonuses for Mr. Horvitz and Dr. Bryant have been approved by Redpoint’s Compensation Committee, but payment has been deferred until after the closing of the Offering.

(13)           In 2004, Redpoint granted options to purchase an aggregate of 192,028 shares of common stock to Mr. Horvitz, of which options to purchase 159,880 shares of common stock were granted to Mr. Horvitz in his capacity as an employee and options to purchase 32,148 shares of common stock were granted to Mr. Horvitz in his capacity as a consultant.  The expense related to these awards is not reflected in the option awards column of this Summary Compensation Table because Redpoint had not expensed employee stock options granted prior to January 1, 2006.

(14)           All Other Compensation for Mr. Horvitz represents consulting fees Mr. Horvitz received in such capacity prior to joining Redpoint as its Chief Financial Officer.

(15)           On the Closing Date, in connection with the Merger Agreement, Dr. Bryant became the Vice President — Discovery Research of the Company.  Prior to the Closing Date, Dr. Bryant served at Redpoint as Vice President — Discovery Research.  The compensation shown in this table includes the amount Dr. Bryant received from Redpoint prior to the consummation of the Merger Agreement.

(16)           In 2005, Redpoint granted options to purchase 25,000 shares of common stock to Dr. Bryant.  The expense related to these awards is not reflected in the option awards column of this Summary Compensation Table because Redpoint had not expensed employee stock options granted prior to January 1, 2006.

(17)           In 2004, Redpoint granted options to purchase 75,000 shares of common stock to Dr. Bryant.  The expense related to these awards is not reflected in the option awards column of this Summary Compensation Table because Redpoint had not expensed employee stock options granted prior to January 1, 2006.

The share numbers reflected in footnotes 8, 13, 16 and 17 do not give effect to the Merger.

Long-Term Incentive Plan

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers.  The Company does not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

Compensation of Directors

Prior to the Closing Date, the management and oversight of the Company required less than four hours per month.  As the Company’s management was engaged in other full-time income producing activities, they did not receive any compensation from the Company, including director compensation.  In addition, in 2006, the non-employee directors of the Company’s subsidiary Redpoint did not receive any compensation from Redpoint.  However, the Company is reviewing its compensation policies for non-employee directors and anticipates that it will pay compensation to its non-employee directors in the near future.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan.  The Company’s subsidiary Redpoint has a cash bonus program for its executive officers and employers and a tax-qualified 401(k) defined contribution plan that is available to all eligible employees.  The Company currently does not have a compensation committee.  All decisions regarding compensation are determined by the Company’s entire Board of Directors.  New management of the Company plans to form a compensation committee in the near future.

Equity Compensation Plan

Prior to the close of the Merger and Offering, the Company did not have any securities authorized for issuance under any equity compensation plans.  Prior to the Merger, Redpoint maintained the Linguagen Corp. 2003 Stock Incentive Plan, or the 2003 Plan, providing for the issuance of up to 2,345,000 shares of its common stock and had issued under such Plan options exercisable into 1,950,413 shares of its common stock.  On March 12, 2007, Redpoint’s Board of Directors and stockholders approved and adopted the Redpoint Bio Corporation 2007 Omnibus Equity Compensation Plan, or 2007 Plan, which provides for the issuance of up to 13,511,562 shares of Common Stock, subject to adjustment in certain circumstances.  In connection with the adoption of the 2007 Plan, the 2003 Stock Plan merged with and into the 2007 Plan and no additional grants may be made thereafter under the 2003 Stock Plan.  Outstanding grants under the 2003 Stock Plan will continue in effect in accordance with their terms as in effect before March 12, 2007 (subject to such amendments as the committee (as defined in the 2007 Plan) determines, consistent with the 2003 Stock Plan, as applicable), and the shares with respect to outstanding grants under the 2003 Stock Plan will be issued or transferred under the 2007 Plan.  Upon the close of the Merger, the Company adopted and assumed Redpoint’s 2007 Plan.  After giving effect to the exchange ratio relating to the Merger, outstanding options to purchase 1,950,413 shares of common stock of Redpoint under the 2003 Plan have become outstanding options to purchase 5,426,049 shares of Common Stock of the Company under the 2007 Plan.  In addition, the Company granted options to purchase 4,874,517 shares of Common Stock of the Company in connection with the Merger.  After the closing of the Merger and Offering, there are now outstanding options to purchase an aggregate of 10,300,566 shares of Common Stock under the 2007 Plan, which is the Company’s only equity plan now in effect.

The purpose of the 2007 Plan is to advance the interests of the Company by providing an incentive to attract and retain qualified employees, directors, consultants and advisors.  Awards under the 2007 Plan may consist of grants of stock options, stock awards, stock units, stock appreciation rights, dividend equivalents and other stock-based awards.

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company’s subsidiary Redpoint has employment agreements with certain key executives, providing for base salaries plus performance incentive bonuses.

Dr. F. Raymond Salemme is currently employed by Redpoint as Chief Executive Officer pursuant to an employment agreement dated June 1, 2004.  Such employment agreement provides for a monthly base salary of $25,000 ($300,000 per year).  Pursuant to his employment agreement, Dr. Salemme is also eligible for certain other benefits paid for by Redpoint, including, among other things, annual bonuses, long-term incentive compensation and health care insurance coverage.  Dr. Salemme’s employment is “at will” and not for any specified period of time.  Pursuant to the terms of the employment agreement, if Redpoint terminates his employment without cause or if he terminates his employment for good reason, D. Salemme is entitled to receive his monthly salary, benefits and the vesting of stock options for 12 months.  If Redpoint terminates his employment for cause, Dr. Salemme is not entitled to any subsequent payments.

Dr. Susan M. Welsh is currently employed by Redpoint as President pursuant to an employment agreement dated December 28, 2005.  Such employment agreement provides for a monthly base salary of $21,666.66 ($260,000 per year).  Pursuant to her employment agreement, Dr. Welsh is also eligible for certain other benefits paid for by Redpoint, including, among other things, annual bonuses, long-term incentive compensation and health care insurance coverage.  Dr. Welsh’s employment is “at will” and not for any specified period of time.  Pursuant to the terms of the employment agreement, if Redpoint terminates her employment without cause, Dr. Welsh is entitled to receive her monthly salary, benefits and the vesting of stock options for six months.  If Redpoint terminates her employment for cause, Dr. Welsh is not entitled to any subsequent payments.

Scott Horvitz is currently employed by Redpoint as Chief Financial Officer pursuant to an employment agreement dated June 28, 2004.  Such employment agreement provides for a monthly base salary.  Mr. Horvitz’s current monthly salary is $18,414, or $220,973 on an annual basis.  Pursuant to his employment agreement, Mr. Horvitz is also eligible for certain other benefits paid for by Redpoint, including, among other things, annual bonuses, long-term incentive compensation and health care insurance coverage. Mr. Horvitz’s employment is “at will” and not for any specified period of time.  Pursuant to the terms of the employment agreement, if Redpoint terminates his employment without cause, Mr. Horvitz is entitled to receive his monthly salary, benefits and the vesting of stock options for 12 months.  If Redpoint terminates his employment for cause, Mr. Horvitz is not entitled to any subsequent payments.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2006, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.